Exhibit (a)(5)(E)

Attorney Code: 34944

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION

JONATHAN POSELL, on Behalf of Himself	)	Case No.
and All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)
)
TELULAR CORPORATION, JOSEPH A.	)
BEATTY, BETSY BERNARD, BRIAN J.	)
CLUCAS, LAWRENCE S. BARKER, M.	)
BRIAN MCCARTHY, JEFFREY	)
JACOBOWITZ, JOHN W. HANDY,	)
AVISTA CAPITAL HOLDINGS, L.P., ACP	)
TOWER HOLDINGS, LLC, and ACP	)
TOWER MERGER SUB, INC.,	)
Defendants.	)
)

CLASS ACTION COMPLAINT BASED UPON SELF-DEALING
AND BREACH OF FIDUCIARY DUTY

Plaintiff, by his attorneys, submits this Class Action Complaint Based Upon Self-Dealing and Breach of Fiduciary Duty against the defendants named herein.

SUMMARY OF THE ACTION

1.                                      This is a stockholder class action brought on behalf of holders of common stock of Telular Corporation (“Telular” or the “Company”) against Telular, the members of Telular’s Board of Directors (the “Board”), Avista Capital Holdings, L.P. (“Avista”), ACP Tower Holdings, LLC (“Parent”), and ACP Tower Merger Sub, Inc. (“Merger Sub”).  This matter arises out of the Individual Defendants’ (as defined herein) agreement to sell Telular via an unfair process and for unfair consideration to Avista (the “Proposed Acquisition”).  In exchange for their stake in Telular, Company stockholders will receive $12.61 per Telular share (the

“Proposed Consideration”) via a cash tender offer (the “Offer”).  In pursuing the unlawful plan to sell Telular via an unfair process and for unfair consideration, each of the defendants violated applicable law by directly breaching and/or aiding and abetting the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith, and fair dealing.

2.                                      Telular provides remote monitoring and asset tracking solutions for business and residential customers, enabling security systems and industrial applications to exchange actionable information wirelessly, typically through cellular and satellite technology.  During the 2008-2009 global economic downturn, Telular’s share price plummeted, just like other companies in its industry.  After hitting a low of about $1.15 in November 2008, the market began to recover and solid performance at the Company drove its share price to new highs, reaching a peak of $11.34 — over ten times the November 2009 low — on February 1, 2013.

3.                                      These returns have been supported by consistently impressive financial results, strong growth prospects, and a solid and consistent quarterly dividend of approximately $2 million.  In its most recent full earnings release on January 31, 2013, for example, Telular reported first fiscal quarter 2013 Event Monitoring revenues that increased 17% over the prior year period to $15.6 million, adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) that increased 72% to $5.9 million, and total revenues and earnings per share that beat analyst estimates.  The Company’s Chief Executive Officer and President, defendant Joseph A. Beatty (“Beatty”), also provided the following commentary on Telular’s outstanding future prospects in its January 31, 2013 press release:

“We had a strong start to 2013, as our business units combined to deliver strong growth in Adjusted EBITDA during the first quarter.... Looking ahead, we have a very well defined growth strategy centered on releasing key service enhancements during the year and leveraging these new services to improve our market position in each line of business.”

4.                                      Unfortunately, Telular’s shareholders will not be allowed to share in the Company’s expected future success.  Rather, all the benefits are set to enrich the Board, and Avista by virtue of its purchase of Telular at an inadequate price.  The Proposed Consideration falls well below the target prices set for Telular’s stock by at least two equity analysts, including the high target price of $18.50, which is 47% higher than the $12.61 Proposed Consideration.  Worse, the Proposed Acquisition even precludes Telular’s shareholders from receiving the $2 million dividend that otherwise would have been payable prior to the close of the Proposed Acquisition.

5.                                      On the other hand, defendant Joseph A. Beatty (“Beatty”), who announced on January 31, 2013, that he planned to resigned from the Company, will reap immense personal benefits from the Proposed Acquisition.  The Proposed Acquisition will cause defendant Beatty’s golden parachute payments to kick in and trigger immediate vesting and cashing out of his equity awards.

6.                                      Defendant Beatty and the rest of Telular’s Board and executive officers are also willing to sell now at an inadequate price rather than wait for Telular to reap these long-term benefits or for a higher premium in order to cash out their largely illiquid stock holdings in the Company.  In total, the directors and officers of Telular own over 1.5 million shares, which represents 8.5% of the Company’s outstanding shares.  By selling to Avista now, the Individual Defendants will be able to receive cash for their stock that they would not have been able to sell otherwise without significantly driving down the price of Telular’s stock, and therefore, their own holdings.  Even a deal with an inadequate premium is better than the discount that they would be forced to sell their stock at if they tried to do it through the open market.

7.                                      To help ward off accusations of an inadequate process leading to the Proposed Acquisition while securing the defendants’ benefits in the deal, the Board implemented a thirty- day “go-shop” period in which the Company could solicit other potential buyers.  This is an empty gesture, however, because superior offers for Telular are discouraged by the preclusive deal protection devices defendants agreed to in the Agreement and Plan of Merger dated April 29, 2013 (the “Merger Agreement”).  Any superior proposal offered by a third-party is subject to matching rights, which allows defendant Avista four business days to match any superior proposal.  Further, defendants implemented a $4.1 million termination fee if the Board accepts a superior proposal during the go-shop period and an $8.2 million termination fee if it accepts one after the go-shop period.

8.                                      Further, the structure of the Proposed Acquisition as a tender offer accelerates the path to closing the deal, and creates an unreasonably narrow window during which competing bidders can consider and submit offers.  To help support this quick closing and avoid competing offers, the Board granted Avista a “Top-Up Option,” which requires the Company to issue enough additional stock for Avista to purchase after the Offer expires so that Avista can acquire one more share than the 90% threshold needed to exercise a short-form merger, and avoid a shareholder vote on the Proposed Acquisition.

9.                                      To remedy defendants’ breaches of fiduciary duty and other misconduct, plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for shareholders; (ii) a directive to the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Telular shareholders; and (iii) rescission of, to the extent already implemented, the Merger

Agreement or any of the terms thereof, including the matching rights clause, termination fee, and Top-Up Option.

JURISDICTION AND VENUE

10.                               This Court has jurisdiction pursuant to 735 ILCS 5/2-801.  The amount in controversy, exclusive of interests and costs, exceeds the jurisdictional minimum of this Court.

11.                               Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

PARTIES

12.                               Jonathan Posell is a Telular shareholder.

13.                               Defendant Telular is a Delaware corporation with principal executive offices located at 311 South Wacker Drive, Suite 4300, Chicago, Illinois.  Telular provides remote monitoring and asset tracking solutions for business and residential customers, enabling security systems and industrial applications to exchange actionable information wirelessly, typically through cellular and satellite technology.  For the fiscal year ended September 30, 2012, Telular reported revenue of $79.8 million and net income of $5.9 million.  Upon completion of the Proposed Acquisition, Telular will become a wholly owned subsidiary of defendant Parent.

14.                               Defendant Beatty is Telular’s President, Chief Executive Officer (“CFO”), and a director and has been since January 2008.  Defendant Beatty was also a Telular Executive Vice President from April 2007 to December 2008 and Chief Financial Officer and Secretary from May 2007 to December 2008.  Defendant Beatty will retire upon completion of the Proposed Transaction.

15.                               Defendant Betsy Bernard is Telular’s Chairperson of the Board and has been since at least December 2011 and a director and has been since July 2007.

16.                               Defendant Brian J. Clucas is a Telular director and has been since October 2003.

17.                               Defendant Lawrence S. Barker is a Telular director and has been since November 2004.

18.                               Defendant M. Brian McCarthy is a Telular director and has been since July 2007.

19.                               Defendant Jeffrey Jacobwitz is a Telular director and has been since February 2009.

20.                               Defendant John W. Handy is a Telular director and has been since May 2012.

21.                               Defendant Avista is a Delaware corporation with principle executive offices located at 65 East 55th Street, 18th Floor, New York, New York.  Avista is a leading private equity firm with over $5 billion under management and offices in New York, Houston, and London.  Founded in 2005, Avista’s strategy is to make controlling or influential minority investments in growth-oriented energy, healthcare, communications & media, industrials, and consumer businesses.

22.                               Defendant Parent is a Delaware limited liability company and an entity controlled by defendant Avista.

23.                               Defendant Merger Sub is a Delaware corporation and a wholly owned subsidiary of defendant Parent.  Upon completion of the Proposed Acquisition, Merger Sub will merge with and into Telular and cease its separate corporate existence.

24.                               The defendants named above in 114-20 are sometimes collectively referred to herein as the “Individual Defendants.”

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

25.                               Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in a change in corporate control, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, including a significant control premium.  This duty arises in at least the following three circumstances: (i) when a corporation initiates an active bidding process seeking to sell itself or to effect a business reorganization involving a clear break-up of the company; (ii) where, in response to a bidder’s offer, a target abandons its long-term strategy and seeks an alternative transaction involving the break-up of the company; or (iii) when approval of a transaction results in a sale or change of control.  To diligently comply with these duties, neither the officers nor the directors may take any action that:

(a)                                 adversely affects the value provided to the corporation’s shareholders;

(b)                                 will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;

(c)                                  contractually prohibits themselves from complying with their fiduciary duties;

(d)                                 will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; or

(e)                                  will provide the officers and/or directors with preferential treatment or benefits at the expense of, or which are not shared equally with, the public shareholders.

26.                               In accordance with their duties of loyalty and good faith, the Individual Defendants, as officers and directors of Telular, are obligated under Delaware law to refrain from:

(a)                                 participating in any transaction where the officers’ or directors’ loyalties are divided;

(b)                                 participating in any transaction where the officers or directors receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and

(c)                                  unjustly enriching themselves at the expense or to the detriment of the public shareholders.

27.                               The Individual Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties, and have aided and abetted such breaches, including their duties of loyalty, good faith, and due care owed to plaintiff and the other public shareholders of Telular.  The Individual Defendants stand on both sides of the transaction, are engaging in self-dealing, and are obtaining for themselves personal benefits not shared equally by Telular public shareholders generally.  As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class (as defined herein) will receive adequate or fair value for their Telular common stock in the Proposed Acquisition.

28.                               The Individual Defendants have knowingly or recklessly breached their duties of loyalty, good faith, and due care in connection with the Proposed Acquisition.  As such, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price, and terms, is placed upon defendants as a matter of law.

THE PROPOSED ACQUISITION

29.                               On April 29, 2013, Telular and Avista issued the following joint press release announcing that the Company had entered into an agreement to be acquired by Avista for $12.61 per Company share.  The press release announcing the Proposed Acquisition stated in pertinent part:

Telular Corporation (NASDAQ: WRLS) (“Telular”) and Avista Capital Partners (“Avista”) today jointly announced that they have entered into a definitive agreement providing for the acquisition of Telular for $12.61 per share net in cash and approximately $18.5 million in assumed net debt, or approximately $253 million in total consideration.  The purchase price represents a 31% premium to the closing share price on April 26, 2013, the last full trading day before today’s announcement, and a 27% premium to the 60-day average share price.  The proposed acquisition has fully committed financing and is currently expected to close within 50-75 days.

“This announcement represents a very positive event for our shareholders,” said Joe Beatty, chief executive officer of Telular.  “We are proud of our nineteen years as a public company, during which we believe we have served our shareholders well, and the partnership with Avista will allow the Company to expand and build on its success to date.  For our customers, we will continue to deliver the best remote wireless monitoring and tracking solutions available in the markets we serve,” concluded Mr. Beatty.

Brendan Scollans, Partner at Avista, said, “Telular’s strong position in three rapidly growing machine-to-machine communications end markets and compelling recurring revenue business model make it a highly attractive platform for Avista.  We are looking forward to working with Telular’s talented management team to drive the next phase of the Company’s growth both organically and through acquisitions.”

Under the terms of the definitive agreement, an entity controlled by Avista will promptly commence a tender offer to purchase any or all of the outstanding shares of Telular common stock for $12.61 net in cash.  The closing of the tender offer is subject to customary terms and conditions, including the tender of at least two- thirds of Telular’s outstanding shares of common stock, the expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvement Act of 1976, and the receipt of any applicable consents or approvals from the Federal Communications Commission.

The definitive agreement also provides for the parties to effect, subject to customary conditions, a “short-form” merger without a meeting of Telular’s shareholders immediately following the completion of the tender offer, which merger would result in all shares not tendered being converted into the right to receive $12.61 per share net in cash, without interest.

The Board of Directors of Telular has unanimously approved the proposed acquisition by Avista and recommends that Telular shareholders tender their shares in the forthcoming tender offer.  Mr. Beatty will remain as president and CEO until the closing of the proposed acquisition.

Under the definitive agreement, Telular may solicit superior proposals from third parties through May 29, 2013.  It is not anticipated that any developments will be disclosed with regard to this process unless Telular’s Board of Directors makes a decision with respect to a potential superior proposal.  There are no guarantees that this process will result in any superior proposal being made or accepted by Telular’s Board of Directors.

Telular plans to release its fiscal second quarter earnings after the market closes on Thursday, May 2, 2013 and will not hold a conference call to discuss earnings given the announced sale of the company.  Furthermore, under the terms of the definitive agreement, the Telular Board of Directors is prohibited from declaring any dividends prior to the closing of the proposed acquisition.

Oppenheimer & Co. Inc. is acting as exclusive financial advisor and Kelley Drye & Warren LLP and Covington & Burling LLP are acting as legal advisors to Telular.  Kirkland & Ellis LLP is serving as legal advisor to Avista.  SunTrust Robinson Humphrey, Inc. is acting as financial advisor to Avista and has provided the debt financing commitment for the acquisition.

30.                               On May 1, 2013, the Company filed a Form 8-K with the U.S. Securities and Exchange Commission (“SEC”), wherein it disclosed the Merger Agreement.  The announcement and filing reveal that the Proposed Acquisition is the product of a flawed sales process and, unless the offer price is increased, would be consummated at an unfair price.  The Merger Agreement also reveals that the Individual Defendants agreed to numerous draconian deal protection devices designed to preclude any competing bids for Telular.

31.                               To help ward off accusations of an improper process in the Proposed Acquisition, the Merger Agreement includes a go-shop provision that allows the Company to negotiate with other bidders for a thirty-day period following the execution of the Merger Agreement.  However, no party is likely to come forward with a superior offer during this go-shop period because potentially interested parties are deterred by the preclusive terms agreed to by the defendants.  For instance, section 7.03(e) of the Merger Agreement contains a matching rights clause, which gives defendant Avista four business days to match any superior offer for the Company, and, if Avista does, the Company cannot terminate the Merger Agreement.

32.                               The Merger Agreement also subjects Telular to another preclusive deal-protection provision in the form of termination fees.  To further discourage superior offers for the Company, a successful competing bidder would have to absorb payment to defendant Avista of a $4.1 million termination fee if its superior proposal is accepted during the go-shop period and an $8.2 million termination fee if its offer is accepted thereafter.  This additional consideration would be paid directly to defendant Avista rather than Telular shareholders, thereby making it even more difficult for any competing bidder to acquire the Company.

33.                               Further securing the Proposed Acquisition under its current terms for the benefit of the defendants is its structure as a tender offer, which will unnecessarily accelerate the closing of the Proposed Acquisition and thereby unduly limit the time competing bidders have to consider a superior bid.  Additionally, under section 2.03 of the Merger Agreement, Avista has been granted and irrevocable Top-Up Option.  This Top-Up Option will allow Avista to pursue a short-form merger, and thus prevent any shareholder vote on the Proposed Acquisition, even if the requisite number of shares is not tendered in the Offer.  In particular, section 2.03(a) states:

The Company hereby grants to Merger Subsidiary an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 2.03 following the Offer Closing, to purchase at a price per share equal to the Offer Price paid in the Offer up to that number of duly authorized, fully paid and nonassessable shares of Company Stock (the “Top-Up Shares”) equal to at least that number of shares of Company Stock that, when added to the number of shares of Company Stock owned by Parent and its Subsidiaries at the time of exercise of the Top-Up Option, shall constitute one share more than 90% of the shares of Company Stock outstanding immediately after the issuance of the Top- Up Shares on a fully diluted basis (which assumes conversion or exercise of all derivative securities convertible or exercisable into shares of Company Stock regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof); provided, however, that the Top-Up Option shall not be exercisable (i) for a number of shares of Company Stock in excess of the shares of

Company Stock authorized and unissued (treating shares owned by the Company as treasury stock as unissued) at the time of exercise of the Top-Up Option (giving effect to the shares of Company Stock issuable pursuant to all then- outstanding stock options, restricted stock units and any other rights to acquire Company Stock as if such shares were outstanding) and (ii) if the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Shares are prohibited by any Applicable Law or Order.  The Top-Up Option shall be exercisable only once, in whole but not in part, at any time following the Offer Closing and prior to the earlier to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms.

34.                               These onerous and preclusive deal protection devices render it unlikely that a successful competing bidder will emerge before the closing of the Proposed Acquisition, thereby ensuring that the unfair transaction is consummated so that the Individual Defendants can secure their own personal benefits.  Accordingly, the Individual Defendants’ efforts to put their own personal interests before that of the Company’s shareholders have resulted in a proposed transaction presented to Telular shareholders at an untenable and inadequate offer price.

THE PROPOSED ACQUISITION UNDERVALUES TELULAR

35.                               The Proposed Consideration of $12.61 per Telular share substantially undervalues the Company by failing to account for, among other things, the Company’s impressive recovery from the economic downturn and strong recent performance and future prospects, which have resulted in target prices from equity analysts far in excess of the Proposed Consideration.  The Proposed Consideration is also inadequate when compared to the value of other companies in the same market and/or same size.  Lastly, the Proposed Consideration fails to adequately compensate Telular shareholders for the $2 million dividend normally paid in early May that they are precluded from receiving under the Merger agreement.

Recovery, Recent Results, and Outlook

36.                               As a result of the pressures on Telular’s industry during the recent economic downturn, the Company, like its peers, experienced a significant decline in its stock price.  From higher than $8 in late 2007, Telular’s stock fell to as low as $1.15 in November 2008.  Since then, however, as the economy has regained its strength, so too has the Company, recording a growth in revenues and operating income in each fiscal year since 2009.  During that period, through the most recent fiscal year ended September 31, 2012, revenues grew 69% to $79.8 million and operating income grew more than five-fold to $10.4 million.

37.                               The Company’s only full earnings release since then, the first quarter 2013 results announced on January 31, 2013, showed only improvement in those trends.  For the quarter ended December 31, 2012, revenues were $24.8 million, an 81% year-over-year increase and in excess of equity analyst estimates, and operating income was $3.6 million, a 38% year-over-year increase.  Revenue in Telular’s important Event Monitoring segment increased 17% over the prior year period to $15.6 million, and adjusted EBITDA increased 72% to $5.9 million.

38.                               Meanwhile, defendant Beatty and the Company’s CFO, Jonathan Charak, reiterated the strength of those financial results and provided a positive outlook on the Company’s future prospects in Telular’s January 31, 2013 press release:

“We had a strong start to 2013, as our business units combined to deliver strong growth in Adjusted EBITDA during the first quarter,” commented Joe Beatty, president and chief executive officer of Telular Corporation.  “Looking ahead, we have a very well defined growth strategy centered on releasing key service enhancements during the year and leveraging these new services to improve our market position in each line of business.”

“Based on our strong results this quarter and the high visibility in our recurring revenue model, we are reiterating our guidance for fiscal year 2013 Adjusted EBITDA of $23.5 - $25.5 million,” stated Jonathan Charak, chief financial officer.  “We remain dedicated to generating operating cash flow and delivering a regular, quarterly dividend to our shareholders.”

39.                               Under the Proposed Acquisition, unfortunately, Telular shareholders will not be able to participate in the anticipated future success of the Company, nor will they be able to receive any future quarterly dividend, including the $2 million dividend that would have been payable prior to the close of the Proposed Acquisition had it not been cancelled under the Merger Agreement.

Analyst Outlook

40.                               Analysts responded extremely positively to the Company’s strong financial results and future prospects, with two analysts maintaining target prices above the Proposed Consideration following the January 31, 2013 announcement.  Specifically, analyst Jeffrey T. Kessler of Imperial Capital LLC, confirmed his $13 target price on February 6, 2013, while analyst Noel J. Atkinson of Loewen, Ondaatje, McCutchen Ltd., increased his target price for Telular’s shares from $17 to $18.50 — 47% higher than the Proposed Consideration — on February 1, 2013.

Comparable Companies

41.                               The Proposed Consideration is particularly inadequate when compared to the value of other companies in the same market and/or same size.  The Company’s peer group consists of similarly-sized, publicly-traded companies in Telular’s industry, including companies identified by Telular as its peers.  The peer group includes: (i) Numerex Corporation; (ii) KVH Industries Inc.; (iii) PCTEL, Inc.; (iv) Meru Networks, Inc.; (v) Communications Systems Inc.; (vi) ID Systems, Inc.; (vii) MOBI Development Co., Ltd.; and (viii) Vtion Wireless Technology AG.

Enterprise Value (“EV”) to Last Twelve Months (“LTM”) EBITDA

42.                               A common way to value a public company is by deriving the EV to LTM EBITDA multiples of its peer group and then applying that range to the target company’s respective financial measure.  EV is calculated as a company’s equity value (market capitalization) plus debt, minus its cash balance.  The EV to forecast revenues multiple is derived by dividing the EV by the subject company’s LTM of EBITDA.

43.                               The Company’s peers have a trading range of between 13.70x and 20.66x LTM EBITDA.  Using these multiples, the Company has an EV range of $282.4 million to $425.8 million.  These EVs correlate to a per share value range of $14.51 to $22.47.  This is at least $1.90 or 15% more than the Proposed Consideration.

Price to LTM Normalized Earnings Per Share (“EPS”)

44.                               Another common way to value a public company is by deriving the share price to normalized EPS multiples of its peer group and then applying that range to the target company’s respective financial measure.  A multiple of normalized EPS can be derived by dividing the actual share price by the “normalized” EPS.  EPS is “normalized” by adjusting for unusual items in the company’s financials that do not recur and are not part of normal business operations, such as merger and restructuring charges, earnings of discontinued operations, or accounting changes.

45.                               The Company’s peers have a trading range of between 33.70x and 64.29x normalized EPS for the LTM.  Using these multiples, the Company should have the per share price range of $14.09 to $26.88 based on normalized EPS of $0.42 for the LTM.  This is at least $1.48 or nearly 12% more than the Proposed Consideration.

INSIDER BENEFITS

46.                               By reason of their positions with Telular, the Individual Defendants have access to non-public information concerning the financial condition and prospects of Telular.  Thus, there exists an imbalance and disparity of knowledge and economic power between the Individual Defendants and the public shareholders of Telular.  Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any Proposed Acquisition agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best value for shareholders.

47.                               The Individual Defendants disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives.  For instance, should the Proposed Acquisition be consummated, defendant Beatty stands to significantly improve his financial payout upon his previously announced retirement from the Company.  Under the Proposed Acquisition, which was likely motivated to some extent by the forthcoming leadership void that would result from defendant Beatty’s departure, defendant Beatty will remain with the Company until the deal is complete.  As such, he will be entitled to golden parachute payouts and accelerated vesting of equity awards to which he otherwise may not have been entitled.

48.                               In addition, the Individual Defendants and Company officers own a substantial amount of the Company’s stock (approximately 1.5 million shares or 8.5% combined).  This makes their holdings virtually illiquid absent some type of purchase for the entire Company, which incentivized the Individual Defendants to accept a lower price for the Company if it allowed them to cash out their stock now.  In addition, because the executives and employees get to keep their jobs going forward, there is a disincentive to seek out a strategic partner that might be willing to pay more for Telular because it can unlock synergies, such as terminating the top executives.

49.                               The Individual Defendants are also entitled, under section 3.05 of the Merger Agreement, to accelerated vesting of their Telular stock options and restricted shares.  This provision will provide a substantial additional cash windfall to the Board, whose members hold tens of thousands of equity awards that do not vest until at least 2014 for some, and until a change of control or retirement from the Board for other.  This creates an additional incentive for the members of the Board to accept a lower price for the chance to cash in their shares now.

50.                               The Proposed Acquisition is wrongful, unfair, and harmful to Telular’s public stockholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of the Class.  Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights through the sale of Telular via an unfair process.  Accordingly, the Proposed Acquisition will benefit the Individual Defendants at the expense of Telular shareholders.

51.                               In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, and not structure a preferential deal for themselves.  Due to the Individual Defendants’ eagerness to enter into a transaction with Avista, they failed to implement a process to obtain the maximum price for Telular shareholders.

52.                               As a result of defendants’ conduct, Telular public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their company.  The consideration reflected in the Merger Agreement does not reflect the true inherent value of the Company only the Individual Defendants, as directors and officers of Telular, and Avista had access to at the time the Proposed Acquisition was announced.  Indeed, the Individual Defendants ensured that Telular would be sold to one buyer, and one buyer only, by negotiating a matching rights clause that prevents Telular from receiving higher offers and the draconian termination fee that will discourage any unsolicited offers, as well as the top-up option.

53.                               In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•                                          Withdraw their consent to the merger of Telular with Avista and allow the shares to trade freely - without impediments including the matching rights clause, termination fee, and Top-Up Option;

•                                          Act independently so that the interests of Telular public stockholders will be protected; and

•                                          Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Telular public stockholders.

CLASS ACTION ALLEGATIONS

54.                               Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Telular stock who are being and will be harmed by defendants’ actions described herein (the “Class”).  Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

55.                               This action is properly maintainable as a class action.

56.                               The Class is so numerous that joinder of all members is impracticable.  According to the Merger Agreement, there were more than 17.3 million shares of Telular common stock outstanding as of April 28, 2013.

57.                               There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member.  The common questions include:

(a)                                 whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b)                                 whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c)                                  whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonably available under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(d)                                 whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Telular;

(e)                                  whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty, and fair dealing;

(f)                                   whether Telular aided and abetted the Individual Defendants in breaching their fiduciary duties;

(g)                                  whether Avista, Parent, or Merger Sub aided and abetted the Individual Defendants in breaching their fiduciary duties; and

(h)                                 whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

58.                               Plaintiffs’ claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

59.                               Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

60.                               The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

61.                               Plaintiffs anticipate that there will be no difficulty in the management of this litigation.  A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

62.                               Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

63.                               Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

64.                               The Individual Defendants have violated the fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Telular and have acted to put their personal interests ahead of the interests of Telular shareholders.

65.                               By the acts, transactions, and course of conduct alleged herein, the Individual Defendants individually, and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Telular.

66.                               The Individual Defendants have violated their fiduciary duties by entering Telular into the Proposed Acquisition without regard to the effect of the Proposed Acquisition on Telular shareholders.

67.                               As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, and independence owed to the shareholders of Telular because, among other reasons:

(a)                                 they failed to take steps to maximize the value of Telular to its public shareholders;

(b)                                 they failed to properly value Telular and its various assets and operations; and

(c)                                  they ignored or did not protect against the numerous conflicts of interest resulting from the Individual Defendants’ own interrelationships or connection with the Proposed Acquisition.

68.                               Because the Individual Defendants dominate and control the business and corporate affairs of Telular, have access to private, corporate information concerning Telular assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Telular which makes it inherently unfair for them to pursue and recommend any Proposed Acquisition wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

69.                               By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

70.                               The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

71.                               As a result of the Individual Defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Telular’s assets and operations.  Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

72.                               Plaintiff and the members of the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breach of Fiduciary Duties Against Telular

73.                               Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

74.                               The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

75.                               By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

76.                               Telular colluded in or aided and abetted the Individual Defendants’ breach of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breach of fiduciary duties owed to plaintiff and the members of the Class.

77.                               Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breach of Fiduciary Duties Against
Avista, Parent, and Merger Sub

78.                               Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

79.                               The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

80.                               By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

81.                               Avista, Parent, and Merger Sub colluded in or aided and abetted the Individual Defendants’ breach of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breach of fiduciary duties owed to plaintiff and the members of the Class.

82.                               Avista, Parent, and Merger Sub participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests.  Avista, Parent, and Merger Sub obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendant’s breaches.  Avista, Parent, and Merger Sub will benefit from the acquisition of the Company at an inadequate and unfair consideration if the Proposed Acquisition is consummated.

83.                               Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands relief, in his favor and in favor of the Class and against defendants, as follows:

A.                                    Declaring that this action is properly maintainable as a class action;

B.                                    Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

C.                                    Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for shareholders;

D.                                    Directing Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Telular and obtain a transaction which is in the best interests of Telular shareholders;

E.                                     Rescinding, to the extent already implemented, the Merger Agreement;

F.                                      Imposition of a constructive trust, in favor of plaintiff and members of the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

G.                                    Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H.                                   Granting such other and further equitable relief as this Court may deem just and proper.

Date: May 7, 2013	JONATHAN POSELL, ON BEHALF OF HIMSELF AND ALL OTHERS SIMILARLY SITUATED,

One of Plaintiff’s Attorneys

Norman Rifkind

Amelia S. Newton

LASKY & RIFKIND, LTD.

351 W. Hubbard Street, Suite 401

Chicago, IL 60654

Telephone: (312) 634-0057

Facsimile: (312) 634-0059

Atty. I.D. 34944

Brian J. Robbins

Stephen J. Oddo

Edward B. Gerard

Justin D. Rieger

ROBBINS ARROYO LLP

600 B Street, Suite 1900

San Diego, CA 92101

Telephone: (619) 525-3990

Attorneys for Plaintiffs